Media Release

Statement regarding press speculation

7 October 2014

The board of Rio Tinto notes the recent press speculation regarding a possible combination of Rio Tinto and Glencore.

The Rio Tinto board confirms that no discussions are taking place with Glencore.

In July 2014, Glencore contacted Rio Tinto regarding a potential merger of Rio Tinto and Glencore.

The Rio Tinto board, after consultation with its financial and legal advisers, concluded unanimously that a combination was not in the best interests of Rio Tinto’s shareholders.

The board’s rejection was communicated to Glencore in early August and there has been no further contact between the companies on this matter.

Rio Tinto remains focused on the successful execution of its strategy, which the board of Rio Tinto is confident will continue to deliver significant and sustainable value for shareholders.

Rio Tinto chairman Jan du Plessis said “Under the leadership of Sam Walsh and Chris Lynch, Rio Tinto has made significant progress in refocusing and strengthening its business.

“The board believes that the continued successful execution of Rio Tinto’s strategy will allow Rio Tinto to increase free cash flow significantly in the near term and materially increase returns to shareholders. Rio Tinto’s shareholders stand to benefit from the very considerable value that this will generate.”

Forward-Looking Statements

This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto's present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

None of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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